Exhibit 4.10

INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

AMENDED AND RESTATED

MASTER SALES AGREEMENT

between

Neuronetics, Inc.

and

TMS NeuroHealth Centers Inc.

dated

January 17, 2023

Execution Version

AMENDED AND RESTATED MASTER SALES AGREEMENT

This Amended and Restated Master Sales Agreement (this “Agreement”) is made and entered into as of January 17, 2023 (the “Effective Date”) by and between TMS NeuroHealth Centers Inc. (“Greenbrook”), and Neuronetics, Inc. (“Neuronetics”) (each a “Party” and together the “Parties”).

RECITALS

WHEREAS, Neuronetics develops, manufactures, and sells the NeuroStar® Advanced Therapy System (each a “System” and two or more “Systems”), which utilizes transcranial magnetic stimulation (“TMS”) for the treatment of mental health disorders.

WHEREAS, the System utilizes a single use consumable referred to as a NeuroStar Treatment Session (each a “Treatment Session”). Systems and Treatment Sessions may be referred to singularly as a “Product” and collectively as “Products”.

WHEREAS, the Parties entered into a Master Sales Agreement dated April 7, 2022 (the “Original Agreement”) providing for the sale by Neuronetics and purchase by Greenbrook of Products.

WHEREAS, the Parties entered into a Letter Agreement dated April 3, 2019 (the “Greenbrook Letter Agreement”) providing for the sale by Neuronetics and purchase by Greenbrook of Products.

WHEREAS, Check Five LLC d/b/a Success TMS (“Success TMS”) and Neuronetics entered into a Master Sales Agreement, dated September 29, 2021, as amended by Amendment No. 1 to the Master Sales Agreement dated November 15, 2021 (the “Success TMS Agreement”) providing for the sale by Neuronetics and purchase by Success TMS of Products.

WHEREAS, Success TMS and Neuronetics entered into a Letter Agreement dated September 26, 2019 (the “Success TMS Letter Agreement”) providing for the sale by Neuronetics and purchase by Success TMS of Products.

WHEREAS, Greenbrook purchased all the equity of Success TMS on or about July 14, 2022 (the “Acquisition”).

WHEREAS, in connection with the Acquisition, the Parties desire to combine the Original Agreement and the Success TMS Agreement and to amend and restate the entirety of those agreements, except as set forth herein, to better reflect their mutual intent.

WHEREAS, Greenbrook, directly and indirectly, operates, manages and/or services affiliated businesses (including Success TMS), affiliated medical practices, and any affiliated healthcare providers (collectively, its “Affiliates”) utilizing TMS to treat patients suffering from mental health disorders.

WHEREAS, the Parties desire this Agreement govern the sale of Products by Neuronetics to Greenbrook and its Affiliates, including Success TMS, during the Term. Accordingly, as used in the body of this Agreement, references to Greenbrook include Affiliates unless explicitly stated to the contrary. Greenbrook’s affiliated businesses, affiliated medical practices, and any affiliated healthcare providers prior to the Acquisition are referred to as “Greenbrook’s Pre-Acquisition Affiliates”. Success TMS’ affiliated businesses, affiliated medical practices, and any affiliated healthcare providers prior to the Acquisition “Success TMS’ Pre-Acquisition Affiliates”.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT

ARTICLE I

PRODUCT SALES AND PURCHASES

Section 1.01Systems.

(a)	Existing Systems.
(i)The financing terms and conditions for purchases and sales for each System purchased by Greenbrook (excluding Success TMS and Success TMS’ Pre-Acquisition Affiliates prior to the Effective Date): (A) prior to April 7, 2022 will continue to be governed by the Greenbrook Letter Agreement; and (B) from April 7, 2022 through the Effective Date, will continue to be governed by the Original Agreement.
(ii)The financing terms and conditions for purchases and sales for each System purchased by Success TMS or Success TMS’ Pre-Acquisition Affiliates: (A) prior to September 29, 2021 will continue to be governed by the Success TMS Letter Agreement; and (B) from September 29, 2021 through the Effective Date, will continue to be governed by the Success TMS Agreement.
(b)	New Systems.
(i)The purchase price for each System purchased by Greenbrook on or after the Effective Date (each a “New System” and collectively “New Systems”) will be [***], inclusive of shipping and installation (the “Purchase Price”); provided, however, that, beginning with the 2024 Contract Year, Neuronetics will have the option to pass through any increases in its fully-loaded cost of goods sold for manufacturing, delivering and installing New Systems as well as related components and peripherals. Neuronetics will provide Greenbrook with at least thirty (30) days’ prior written notice of any such increases to the Purchase Price, including a reasonable description of such increased costs of goods sold.

(c)Financing Option. At its option, subject to Section 1.01(f), Greenbrook may finance the purchase of any New System with a down payment of [***] and the balance paid in equal installments over thirty-six (36) monthly payments (each a “Monthly Payment”), which Monthly Payment Greenbrook will pay for each New System on the first day of each calendar month beginning on the first day of the first calendar month that is at least thirty (30) days after the date of shipment, whether or not Neuronetics invoices Greenbrook for such payments.

(d)Unconditional Promise to Pay. For the avoidance of doubt, upon submission of an executed New Systems sales order, Greenbrook makes an unconditional promise, and irrevocably commits, to pay the entire Purchase Price on a timely basis and without setoff of any kind for any reason. Greenbrook has no right to cancel any New System sales order or cancel, terminate or modify the obligation to pay the Purchase Price for any reason.

(e)Title; Covenants.

(i)Title to each New System will remain with Neuronetics until Greenbrook has performed all of its obligations under this Agreement with respect to such New System, including payment of the entire Purchase Price for such New System. Once Greenbrook has fully paid for each New System, title for said New System will automatically transfer from Neuronetics to Greenbrook. With respect to New Systems financed by Greenbrook pursuant to Section 1.01(c), Greenbrook will be deemed to have granted to Neuronetics, as security for Greenbrook’s obligations hereunder, a first priority security interest in each New System and all proceeds thereof. Greenbrook will provide Neuronetics will all cooperation necessary to perfect such security interest(s) and appoint Neuronetics as attorney-in-fact for the limited purpose of making necessary filings with respect to such security interest(s) under applicable law.

(ii)Greenbrook covenants that it will do the following with respect to each New System until such time as Greenbrook has paid Neuronetics the entire Purchase Price for such New System:

a)subject to receiving at least ten (10) business days’ prior written notice from Neuronetics, from time to time and at all reasonable times allow Neuronetics, by or through any of its officers, employees, agents, attorneys, or accountants, to examine or inspect such New System, wherever located;

b)subject to any applicable warranty from Neuronetics, keep such New System in good order and repair at all times and promptly notify Neuronetics of any event causing a material loss of such New System, whether or not covered by insurance, and the amount of such loss;

c)have and maintain “all-risk” casualty insurance at all times with respect to such New System including coverage for damage from fire (including so-called extended coverage), theft, sprinkler leakage, and other risks (including risk of flood if such New System is maintained at a location in a flood hazard zone) for the full amount of the Purchase Price for such New System. Each such casualty insurance policy will contain a standard loss payable clause issued in favor of Neuronetics under which all losses thereunder will be paid to Neuronetics as Neuronetics’ interests may appear. Such policies will expressly provide that the requisite insurance cannot be altered or canceled without at least thirty (30) days’ prior written notice to Neuronetics and will insure Neuronetics notwithstanding the act or neglect of Greenbrook. Upon Neuronetics’ request, Greenbrook will furnish Neuronetics with duplicate original policies of insurance or such other evidence of insurance as Neuronetics may require. In the event of failure to provide insurance as herein provided, Neuronetics may, at its option, obtain such insurance and Greenbrook will pay to Neuronetics, on demand, the cost thereof. Proceeds of insurance may be applied by Neuronetics to reduce the remaining balance of the Purchase Price or to repair or replace such New System, all in Neuronetics’ sole discretion;

d)not sell or offer to sell or otherwise transfer or grant or allow the imposition of a lien or security interest upon such New System or allow any third party to gain control of all or any part of such New System; and

e)authorize and hereby does authorize Neuronetics to file precautionary financing statements, without notice to Greenbrook, with all appropriate jurisdictions to perfect or protect Neuronetics’ interest or rights hereunder.

(f)Events of Default; Remedies.

(i)Greenbrook will, at Neuronetics’ option, be in default under this Agreement upon the happening of any of the following events or conditions (each, a “Greenbrook Event of Default”): (1) from and after the Effective Date, the failure by Greenbrook to timely perform any of its obligations under (A) this Agreement (including compliance with Section 1.03, ARTICLE V and/or ARTICLE VI); and/or (B) the Original Agreement, the Greenbrook Letter Agreement, the Success TMS Agreement and/or the Success TMS Letter Agreement (collectively the “Prior Agreements), in each case, in any material respects; (2) from and after the Effective Date, Greenbrook is late on any payment due under this Agreement and/or the Prior Agreements by more than ten (10) days or more than twice (2x) in any rolling twelve (12) month period; or (3) an event of default as defined in any other agreement between Neuronetics and Greenbrook. For the avoidance of doubt, clause (3) of this Section 1.01(f)(i) is intended to be construed broadly as a full cross-default such that an event of default by Greenbrook under any agreement with Neuronetics is considered a Greenbrook Event of Default under this Agreement as to Greenbrook under the terms of this Agreement and/or the Prior Agreements.

(ii)Upon the occurrence of any Greenbrook Event of Default (as determined by Neuronetics) and at any time thereafter, Neuronetics may declare all amounts owed to Neuronetics by Greenbrook under this Agreement and/or one or more of the Prior Agreements, including the remaining balance on all Systems, immediately due and payable, and Neuronetics’ remedies include but are not limited to, the right to: (1) terminate this Agreement pursuant to Section 7.02; (2) decline to finance Greenbrook’s purchase of additional New Systems or extend credit for Greenbrook’s Treatment Session purchases; (3) peaceably by its own means or with judicial assistance enter premises of Greenbrook and take possession of Systems for which Greenbrook has not made full payment without prior notice to Greenbrook or the opportunity for a hearing; (4) render one or more System(s) inoperable; (5) dispose of System(s) for which Greenbrook has not made full payment on Greenbrook’s premises; (6) require Greenbrook to make Systems for which Greenbrook has not made full payment available to Neuronetics at a place designated by Neuronetics at the cost and expense of Greenbrook; (7) refuse to sell additional New Systems and/or Treatment Sessions to Greenbrook; (8) increase the Purchase Price and/or the per unit price for Treatment Sessions for future Product Purchases; and/or (9) pursue any other remedies that may be available at law or in equity for such Greenbrook Event of Default. Greenbrook will also reimburse Neuronetics for its reasonable expenses of retaking, holding, preparing for disposition, disposing or the like including Neuronetics’ reasonable attorneys’ fees and legal expenses, incurred, or expended by Neuronetics to enforce any payment due it under this Agreement either as against Greenbrook, or in the prosecution or defense of any action, or concerning any matter growing out of or connection with the subject matter of this Agreement.

Section 1.02Treatment Sessions.

(a)Purchase Price. The purchase price for all Treatment Sessions purchased by Greenbrook on or after the Effective Date for use with patients suffering from indications for which the System has been cleared by the United States Food and Drug Administration a (“FDA”) will be $[***] per unit. Greenbrook covenants that it will place Treatment Session orders in the ordinary course of business and consistent with past practice. For the avoidance of doubt, this Agreement will govern the purchase and sale of Treatment Sessions for use with Systems previously governed by the Success TMS Letter Agreement and/or the Success TMS Agreement. For legacy Success TMS Systems loaded with one or more Treatment Sessions in January 2023 prior to the Effective Date under the Success TMS Agreement fixed price structure, Greenbook will be entitled to use such Treatment Sessions in accordance with the terms and conditions of the Success TMS Agreement through January 31, 2023; provided, however, that such Treatment Sessions will not be included in the Maximum Quarterly Reimbursable Amount under Section 3.01.

(b)Use of Treatment Sessions. Greenbrook may not transfer or sell to any unaffiliated third party any Treatment Sessions supplied under this Agreement, whether separately or together with the transfer of the System for which such Treatment Sessions were ordered. This Agreement will no longer apply to any Systems that Greenbrook sells, assigns or transfers to any unaffiliated third party other than through a change of control of Greenbrook approved by Neuronetics. Neuronetics may access all Systems owned or leased by Greenbrook to remove any remaining Treatment Sessions thereon in the event that such System is transferred to an unaffiliated third party other than through a change of control of Greenbrook approved in writing by Neuronetics.

Section 1.03Minimum Purchase Commitment.

(a)Greenbrook will purchase a minimum number of Treatment Sessions equal to the total number of TMS procedures performed by Greenbrook during the Contract Year (the “Minimum Purchase Commitment”). Treatment Sessions provided to Greenbrook at no charge (e.g., Treatment Sessions provided for research, replacements, demonstration/training or part of a clinical trial/study) will not be included in the calculation of the Minimum Purchase Commitment. For entities, medical practices, healthcare providers and other businesses that become Affiliates during a Contract Year, only Treatment Sessions purchased by or on behalf of such entity or business after Greenbrook’s acquisition date will be counted towards the Minimum Purchase Commitment. For purposes of calculating the Minimum Purchase Commitment, TMS procedures performed by Greenbrook on competitive TMS devices during the transition periods allowed for in Section 6.02(b) and/or Section 6.02(c) will not be included in the total number of TMS procedures performed by Greenbrook during the applicable Contract Year; provided that such TMS procedures represent less than [***] of Greenbrook’s total TMS procedures performed during the Contract Year.

(b)Contract Year. The measuring period for the Minimum Purchase Commitment will begin on January 1st and end on December 31st (each a “Contract Year”).

(c)Minimum Purchase Commitment Shortfall. Beginning in the 2023 Contract Year, if Greenbrook fails to satisfy the Minimum Purchase Commitment in one or more Contract Years, Greenbrook will pay Neuronetics (each a “Shortfall Payment”) an amount equal to: $[***] multiplied by the sum of (i) the total number of TMS procedures performed by Greenbrook during the Contract Year, minus (ii) the number of Treatment Sessions utilized by Greenbrook during such Contract Year (each a “Shortfall Amount”). Neuronetics will provide Greenbrook with the number of Treatment Sessions equal to the Shortfall Amount divided by $[***] within [***] after Neuronetics’ receipt from Greenbrook of the Shortfall Payment for the applicable Contract Year.

(d)Greenbrook’s Existing Shortfall Obligation.

(i)Greenbrook acknowledges and agrees that it owes Neuronetics the aggregate sum of $[***] as shortfall payments under the Original Agreement and the Success TMS Agreement for the 2022 Contract Year (the “Existing Shortfall Obligation”). Neuronetics hereby agrees to defer calculation and payment of the final Existing Shortfall Obligation until the end of the 2023 Contract Year.

(ii)Provided that Greenbrook has complied with the requirements of ARTICLE V, during the 2023 Contract Year, Neuronetics will forgive $[***] of the Existing Shortfall Obligation for each Treatment Session purchased and timely paid for by Greenbrook. Neuronetics will calculate and deliver notice to Greenbrook of the remaining Existing Shortfall Obligation, if any, in accordance with Section 1.03(e) for the 2023 Contract Year.

a)By way of example only, if Greenbrook purchases and timely pays for [***] Treatment Sessions in the 2023 Contract Year, Neuronetics would forgive $[***] of the Existing Shortfall Obligation and include the calculation for the remaining portion of the Existing Shortfall Obligation in the Shortfall Amount Notice for the 2023 Contract Year pursuant to Section 1.03(e) $[***]).

b)By way of further example only, if Greenbrook purchases and timely pays for [***] Treatment Sessions in the 2023 Contract Year, Neuronetics would forgive $[***] of the Existing Shortfall Obligation and include the calculation for the remaining portion of the Existing Shortfall Obligation in the Shortfall Amount Notice for the 2023 Contract Year pursuant to Section 1.03(e) $[***]).

(iii)The amount of the Existing Shortfall Obligation is in additional to, and not in lieu of, any Shortfall Amount owed by Greenbrook to Neuronetics for the 2023 Contract Year pursuant to Section 1.03.

(e)Notice. Neuronetics will calculate and deliver written notice to Greenbrook of the Shortfall Amount, if any, within sixty (60) days after the end of the applicable Contract  Year (each a “Shortfall Amount Notice”). If Greenbrook disagrees with the Shortfall Amount arithmetic, Greenbrook will provide Neuronetics written notice of such disagreement within thirty (30) days after receipt of the applicable Shortfall Amount Notice, and the Parties will negotiate in good faith to finalize the Shortfall Amount calculation. Greenbrook will pay the undisputed portion of any Shortfall Amount to Neuronetics within ninety (90) days after the end of the applicable Contract Year. If the Parties cannot agree on the total Shortfall Amount calculation within one hundred (180) days after the end of the applicable Contract Year, either Party may submit the matter to dispute resolution pursuant to Section 8.10.

Section 1.04Terms and Conditions. Except as otherwise set forth in this Agreement, Greenbrook’s Product purchases will be governed by Neuronetics’ then-current standard terms and conditions of sale available at www.neurostar.com/tc (the “Terms and Conditions”). Neuronetics will provide Greenbrook with written notice of any modifications to the Terms and Conditions before Greenbrook will be bound by such modifications. Greenbrook represents and warrants that it has all requisite authority to, and hereby does, bind its Affiliates under this Agreement. Greenbrook will be jointly and severally liable for all Product purchases made, and compliance with the terms of this Agreement and the Terms and Conditions, by its Affiliates as well as under the Prior Agreements.

ARTICLE II

PREVENTIVE MAINTENANCE SERVICES; SERVICE CONTRACTS;

RELOCATION

Section 2.01Warranty, Maintenance and Service Contracts. For Systems financed by Greenbrook during the Term pursuant to Section 1.01(c), Neuronetics will provide required maintenance and warranty service at no additional cost during the thirty-six (36) month financing term in lieu of Neuronetics’ standard twelve (12) month limited warranty. Upon expiration of any included System warranty, Greenbrook may purchase Neuronetics’ then-current one (1) year service contract for one or more of Systems owned or leased by Greenbrook at the price of $[***] per System per year to be covered thereby, provided that only Systems for which Greenbrook has maintained continuous warranty coverage are eligible for service contract coverage.

Section 2.02Relocation. If Greenbrook desires to relocate one or more Systems, it will provide Neuronetics at least thirty (30) days’ prior written notice of such intent. Neuronetics will use its commercially reasonable efforts to accommodate Greenbrook’s requested relocation dates specified in such notice. Neuronetics will charge Greenbrook for System relocations at a rate of $[***] per System relocation, plus actual packing, and shipping costs. Greenbrook will be responsible for paying all shipping and other out-of-pocket costs with respect to System relocations. The service charge for relocation services pursuant to this Section 2.02 will be due and payable within sixty (60) days after the invoice date for such services. During any period when Greenbrook is more than ninety (90) days delinquent in paying amounts owing to Neuronetics, Neuronetics may require cash in advance for relocation services under this Section 2.02.

Section 2.03System Upgrades. At Greenbrook’s request, Neuronetics will provide Greenbrook with System hardware upgrades at Neuronetics’ fully-loaded cost of goods sold. Neuronetics will provide Greenbrook with System software upgrades at no additional cost provided that the Systems for which Greenbrook request upgrade are compatible with such software upgrades. Notwithstanding anything set forth in this Section 2.03 to the contrary, Neuronetics will not have any obligation to provide upgrades for System versions for which it no longer offers support or for which component parts are unavailable or incompatible with the then-

current System version. Upon Greenbrook’s written request (not to be delivered more than once per Contract Year), Neuronetics will provide Greenbrook with written support for its fully-loaded cost of goods sold for System hardware upgrades.

Section 2.04Collaboration. Greenbrook will allow Neuronetics’ personnel reasonable access to Greenbrook’s medical practices for the purposes of building awareness of the System as a safe, effective, non-drug, non-invasive therapy for indications for which the System is cleared by the FDA and enhancing patient access to care with Systems. Notwithstanding the foregoing, nothing in this Section 2.04 will be construed in a manner that would reasonably be expected to constitute Greenbrook’s corporate practice of medicine in any jurisdiction where the corporate practice of medicine is illegal.

ARTICLE III

CO-BRANDED EDUCATION AND MARKETING

Section 3.01Co-Branded Education and Marketing Reimbursement. During each calendar quarter during the Term, Greenbrook will be eligible for reimbursement from Neuronetics for [***] of Greenbrook’s Qualifying Co-Branded Marketing Expenses (as defined below) incurred during such calendar quarter in an amount up to [***] of the aggregate amount paid to Neuronetics by Greenbrook for purchases of Treatment Sessions under Section 1.02 in the immediately preceding calendar quarter (the “Maximum Quarterly Reimbursable Amount”). For entities, medical practices, healthcare providers and other businesses that become Affiliates during a Contract Year, only Treatment Sessions purchased by or on behalf of such entity or business after Greenbrook’s acquisition date will be counted towards the Maximum Quarterly Reimbursable Amount.

(a)Example. By way of example only, if Greenbrook purchases $[***] of Treatment Sessions under Section 1.02 during the first calendar quarter and incurs $[***] of Qualifying Co-Branded Marketing Expenses during the second calendar quarter, Greenbrook would be entitled to $[***] of Qualifying Co-Branded Marketing Expenses reimbursement under this Section 3.01 in the second calendar quarter.

(b)Example. By way of further example only, if Greenbrook purchases $[***] of Treatment Sessions under Section 1.02 during the first calendar quarter and incurs $[***] of Qualifying Co-Branded Marketing Expenses during the second calendar quarter, Greenbrook would be entitled to $[***] of Qualifying Co-Branded Marketing Expenses reimbursement under this Section 3.01 for the second calendar quarter.

(c)No Carry-Over. Qualifying Co-Branded Marketing Expenses that exceed the Maximum Quarterly Reimbursable Amount will not carry over to subsequent calendar quarters and will not be reimbursable under this Section 3.01.

(d)Periodic Review. Neuronetics and Greenbrook will periodically review the effectiveness of the co-branded education and marketing efforts.

Section 3.02Qualifying Expenses. To be eligible for reimbursement under Section 3.01, Greenbrook’s co-branded education and marketing collateral must satisfy all of the requirements set forth in Neuronetics’ Co-Op Marketing Guidelines and Terms and Conditions as in effect from time to time (including Neuronetics’ pre-approval of all co-branded education and marketing collateral) (“Qualifying Co-Branded Marketing Expenses”). Neuronetics will have no obligation to reimburse Greenbrook for expenses for co-branded education and marketing collateral that: (a) fails to adhere to Neuronetics’ Co-Op Marketing Guidelines and Terms and Conditions; and/or (b) is run and/or placed by Greenbrook in geographies where [***] or more of the total installed TMS device base of Greenbrook’s medical practices is made up of competitive TMS devices.

Section 3.03Current Account Requirement. Greenbrook will not be eligible to receive Qualifying Co-Branded Marketing Expense reimbursement at any time that it is more than thirty (30) days delinquent in paying any amounts owing to Neuronetics, provided that Qualifying Co-Branded Marketing Expenses that otherwise would be reimbursable but for such delinquency will be payable to Greenbrook by Neuronetics within sixty (60) days after Greenbrook cures such delinquency (or such longer period as may be provided in Neuronetics Co-Op Marketing Guidelines or Terms and Conditions for the payment of Qualifying Co-Branded Marketing Expenses) so long as such delinquency is cured within one hundred eighty (180) days after the payment due date. Greenbrook will forfeit the right to reimbursement for such Qualifying Co-Branded Marketing Expenses if the delinquency is not cured within one hundred eighty (180) days after the payment due date.

Section 3.04No Set Off. Amounts owing to Greenbrook as Qualifying Co-Branded Marketing Expenses may not be set off against amounts owing from Greenbrook to Neuronetics for purchases of Products under this Agreement or otherwise.

Section 3.05Other Program Participation. Greenbrook will be eligible to participate in any Patient Engagement Program(s) (as defined in the Terms and Conditions) and the Physician Locator in accordance with the program terms maintained by Neuronetics from time to time; provided, however, that program components set forth in this Agreement will be in lieu of, and not in addition to, the benefits offered under any applicable Patient Engagement Program or the Physician Locator.

ARTICLE IV

DATA; PUBLICATION; TRAINING; AWARENESS

Section 4.01TrakStar Cloud. During the Term, Greenbrook agrees that it will cause all Systems to actively utilize the full functionality of Neuronetics’ TrakStar® Cloud patient management system. As between Greenbrook and Neuronetics, Greenbrook will own all right, title and interest in and to the data that Greenbrook entered into and/or transmitted to TrakStar Cloud. Greenbrook hereby grants to Neuronetics a royalty free, non-exclusive, perpetual and irrevocable right and license to (a) use such data to provide TrakStar Cloud to Greenbrook, support Greenbrook’ use of the System and for Neuronetics’ clinical and regulatory purposes such as medical device reporting, and (b) use aggregated or anonymized data based upon and/or including Greenbrook data, so long as such data does not reveal any personally identifiable information of any particular individual person (including patients), of Greenbrook, for product development and improvement, research, analysis, business analytics and marketing purposes, subject to the terms of the Data Use Addendum provisions set forth in Appendix A hereto. To the extent within Neuronetics control, Neuronetics will provide copies of all research and similar papers prepared with reference to Greenbrook’s data contained in TrakStar at no charge. Notwithstanding any other term of this Agreement, Neuronetics owns all right, title and interest in, and may access, retain, and use, transactional and performance data related to use of the System, TrakStar® and/or TrakStar Cloud.

Section 4.02Publication. During the Term, Greenbrook will encourage its healthcare providers to publish medical research and review articles regarding the clinical results achieved with Systems. Upon at least ten (10) days’ prior written notice, Neuronetics will provide Greenbrook’s healthcare providers with reasonable access to its aggregated and anonymized TrakStar data solely in connection with the preparation of any such medical research and review articles. Greenbrook will offer Neuronetics the opportunity to review and comment on publications prior to issuance, but Greenbrook will have complete authorship and editorial decision rights.

Section 4.03Training. At any time during the Term that Neuronetics maintains a customer training and/or experience center (a “Training Center”) and subject to scheduling availability, Greenbrook will have the right to send staff members to attend training and education sessions at the Training Center at no additional cost to Greenbrook other than the $[***] per attendee registration fee to cover the cost of materials. Greenbrook will be responsible for travel and related expense. Neuronetics and Greenbrook will collaborate on joint training and education programs from time to time.

Section 4.04Account and Patient Prospects. For any business account that Neuronetics pursues but later determines not to be a viable Product customer (“Business Partner Opportunities”) and for underperforming Neuronetics’ customers (as determined by Neuronetics), at its option, Neuronetics may direct its sales personnel to discuss the availability of local Greenbrook medical practices, if any, to treat patients for indications for which the System is FDA cleared.

Section 4.05Payor Awareness. Greenbrook and Neuronetics will collaborate to increase awareness of TMS by payors, expand coverage of TMS and obtain coverage for any additional indications and label extensions for which the System is cleared by the FDA.

Section 4.06Research and Development. Neuronetics will consider Greenbrook’s healthcare providers ideas with respect Neuronetics’ potential future research and development plans; provided, however, that Neuronetics will not have any obligation to divulge any confidential information to Greenbrook or adopt any such ideas.

ARTICLE V

PAYMENT OF AGING ACCOUNT BALANCE

Section 5.01Outstanding Balances.

(a)Greenbrook Balance. As of December 7, 2022, Greenbrook has an outstanding balance owing to Neuronetics under the Greenbrook Letter Agreement and/or the Original Agreement in the amount of $[***] (the “Greenbrook Outstanding Balance”), including $[***] that is past due (the “Greenbrook Late Balance”).

(b)Success TMS Balance. As of December 7, 2022, Success TMS has an outstanding balance owing to Neuronetics under the Success TMS Agreement and/ or the Success TMS Letter Agreement in the amount of $[***] (the “Success TMS Balance” and together with the Greenbrook Outstanding Balance the “Combined Outstanding Balance”), including $[***] that is past due (the “Success TMS Late Balance” and together with the Greenbrook Late Balance the “Combined Late Balance”).

Section 5.02Repayment of Late Balance. Greenbrook will pay Neuronetics the Combined Late Balance on the earlier to occur of (a) the closing date on which Greenbrook receives third party funding (debt, equity and/or any combination) totaling $[***] or more; and (b) the sixtieth (60th) day after the Effective Date (or such later date as Neuronetics may agree in writing in its sole discretion). Notwithstanding anything herein to the contrary, for the avoidance of doubt, Greenbrook’s failure to timely pay the Combined Late Balance would constitute a Greenbrook Event of Default under Section 1.01(f)(i).

Section 5.03Repayment of Combined Outstanding Balance. Greenbrook will timely pay Neuronetics the current portion of the Combined Outstanding Balance in accordance with the payment terms under the applicable Prior Agreement(s). Notwithstanding anything herein to the contrary, for the avoidance of doubt, Greenbrook’s failure to timely pay the remainder of the Combined Outstanding Balance would constitute a Greenbrook Event of Default under Section 1.01(f)(i).

Section 5.04Conversion of Combined Outstanding Balance. For a period of sixty (60) days after the Effective Date (or such longer period as the Parties may mutually agree in writing), the Parties will negotiate and finalize definitive agreements under which the Combined Outstanding Balance would be converted into a secured promissory note that Greenbrook would deliver to Neuronetics (the “Note”). The principal amount of the Note would include Neuronetics’ out-of-pocket transaction costs for entering into the Note and may, if the Parties so agree, include an additional amount loaned to Greenbrook by Neuronetics. Upon Greenbrook’s valid execution and delivery of the Note and perfection of Neuronetics’ security interest, Greenbrook will be deemed to have timely complied with Section 5.02 and Section 5.03. For both Parties, entry into the Note is subject to negotiation of acceptable terms and conditions as well as approval of the Parties’ respective Boards of Directors and receipt of any required third-party consents.

ARTICLE VI

EXCLUSIVITY

Section 6.01Exclusive Supplier. Greenbrook covenants that, during the Term, Greenbrook will lease, purchase, and otherwise acquire Products solely from Neuronetics and not from any other source including clinics, physician practices, service providers, lessors, or aftermarket sellers. Notwithstanding the foregoing, Greenbrook may, directly or indirectly, acquire or otherwise gain possession, management or control of, one or more Systems from a third party in connection with the acquisition of all or substantially all of such third party’s assets, or as a result of entering into similar partnerships or business arrangements with such third party. Upon any such acquisition, Treatment Sessions for the acquired Systems will be governed by this Agreement.

Section 6.02Exclusivity on FDA Cleared Indications.

(a)TMS Procedure Exclusivity. Greenbrook covenants that it will utilize Systems for one hundred percent (100%) of its medical procedures for which TMS is medically appropriate and the System is FDA-cleared.

(b)Current Competitive Systems.

(i)Greenbrook covenants that it will replace the competitive TMS devices it currently utilizes in medical procedures for which the System is FDA cleared with Systems: (A) in the case of competitive TMS devices owned by Greenbrook, within ninety (90) days after the Effective Date; and (B) in the case of competitive TMS devices leased or rented by Greenbrook, within sixty (60) days after the expiration of the current term of such lease or rental. Within ten (10) days after the Effective Date, Greenbrook will provide Neuronetics with a schedule of the location, device manufacturer and expiration date for each competitive TMS device leased or rented by Greenbrook.

(ii)For each competitive TMS device owned by Greenbrook for which Greenbrook transfers to unencumbered, good and marketable title in connection with the replacement of each such competitive TMS device with a New System pursuant to Section 6.02(b)(i), Neuronetics will credit Greenbrook an amount equal to the fair market value of such competitive TMS device(s). Notwithstanding Section 1.01(b)(i), the Purchase Price for each New System purchased by Greenbrook that replaces a competitive TMS device under to Section 6.02(b)(i) will be $[***].

(iii)At Greenbrook’s option, rather than replacing competitive TMS devices with New Systems purchased under ARTICLE I, Greenbrook may replace such competitive TMS devices with New Systems under a four (4) year rental agreement with a monthly payment of $[***], which will include the System usage (each a “Rental System”) and one hundred (100) Treatment Sessions per month. Greenbrook may purchase additional Treatment Sessions for use with Rental Systems at $[***] per unit. Neuronetics will be responsible for the cost of shipping, installation and, if applicable, removal of Rental Systems. At the end of the rental term, Greenbrook will have the option to purchase each Rental System for $[***] per unit. Rental Systems are not eligible for financing under Section 1.01(c). Rental Systems are subject to Section 1.01(d), Section 1.01(e), and Section 1.01(f). Treatment Sessions acquired for use with Rental Systems under this Section 6.02(b)(iii) in excess of the 100 Treatment Sessions per month included in the monthly rental fee will count towards satisfaction of Greenbrook’s obligations under Section 1.03(d) as well as Co-Branded Education and Marketing Reimbursement under ARTICLE III. For the avoidance of doubt, the 100 Treatment Sessions per month included in the monthly rental fee do not count towards Greenbrook’s obligations under Section 1.03(d) or for purposes of Co-Branded Education and Marketing Reimbursement under ARTICLE III.

(c)After Acquired Competitive Systems. Greenbrook covenants that it will replace competitive TMS systems when acquired through mergers, acquisitions or otherwise: (i) within sixty (60) days after the acquisition date in the case of competitive TMS devices acquired outright by Greenbrook; and (ii) in the case of competitive TMS devices acquired by Greenbrook under lease or rental agreement, within sixty (60) days after the expiration of the current term of such lease or rental. Within ten (10) days after the acquisition date, Greenbrook will provide Neuronetics with a schedule of the location, device manufacturer and expiration date for each competitive TMS device acquired by Greenbrook that is subject to a lease or rental agreement.

Section 6.03Exclusivity on Subsequent FDA Clearances. Neuronetics will provide Greenbrook with written notice of any new indications for which the System receives FDA clearance. Greenbrook will utilize Systems for all TMS treatments for such newly cleared indication(s) to Systems within one hundred eighty (180) days after receiving such notice from Neuronetics. The provisions of Section 6.01 and Section 6.02 will apply to any FDA clearances for the System obtained by Neuronetics during the Term.

Section 6.04Neuronetics Account and Patient Leads.

(a)Business Partner Opportunities. Greenbrook will cause Business Partner Opportunities referred to Greenbrook by Neuronetics pursuant to Section 4.04 to utilize Systems for all patients seeking treatment with TMS for indications for which the System is FDA cleared; provided, however, that neither Greenbrook, nor this Agreement, shall in any way interfere with the independent medical judgment of the Business Partner Opportunity’s healthcare providers and nothing in this Section 6.04(a) will be construed in a manner that would require Greenbrook to take any action that would reasonably be expected to constitute Greenbrook’s corporate practice of medicine in any jurisdiction where the corporate practice of medicine is illegal. Greenbrook covenants that it will not take any action, or refrain from taking any action, that would reasonably be expected to: (i) discourage a Business Partner Opportunity referred to Greenbrook by Neuronetics pursuant to Section 4.04 from utilizing Systems to treat patients referenced in this Section 6.04(a); or (ii) encourage Business Partner Opportunities referred to Greenbrook by Neuronetics pursuant to Section 4.04 to treat patients with a competitive TMS device.

(b)Current NeuroStar Accounts. If Greenbrook acquires any entities or business utilizing Systems on the applicable acquisition date, Greenbrook covenants that it will not take any action, or refrain from taking any action, that would reasonably be expected to: (i) discourage such acquired entity or business from utilizing Systems to treat patients; or (ii) encourage such acquired entity or business to treat patients with a competitive TMS device.

Section 6.05Non-Solicitation.

(a)Neuronetics. During the Term and for a period of six (6) months after the expiration or termination of the Term, Neuronetics will not solicit third parties to whom Neuronetics is first introduced by Greenbrook for any business transaction that reasonably would be expected to undermine Greenbrook’s relationship with such third party; provided, however that the restrictions in this Section 6.05(a) will cease to be of any further force or effect if Neuronetics terminates this Agreement pursuant to Section 7.02.

(b)Greenbrook. During the Term and for a period of six (6) months after the expiration or termination of the Term, Greenbrook will not solicit third parties to whom Greenbrook is first introduced by Neuronetics for any business transaction that reasonably would be expected to undermine Neuronetics’ relationship with such third party; provided, however that the restrictions in this Section 6.05(b) will cease to be of any further force or effect if Greenbrook terminates this Agreement pursuant to Section 7.02.

Section 6.06Violations of Exclusivity. In addition to any other remedies available to Neuronetics, Neuronetics, in its sole discretion, may elect to treat any violation of Section 6.01, Section 6.02, Section 6.03, Section 6.04 by Greenbrook as an incurable Greenbrook Event of Default under Section 1.01(f) and as an incurable material breach under Section 7.02.

Section 6.07Patient Care. Notwithstanding the foregoing, if a qualified Greenbrook medical professional determines, in his or her professional opinion, that a patient should be treated with a competitive TMS device, the Greenbrook medical professional may refer the patient to a TMS practice unaffiliated with Greenbrook for treatment on such competitive TMS device. Greenbrook covenants that it will not take any action, or refrain from taking any action, that would reasonably be expected to: (a) discourage its medical professionals from utilizing Systems to treat patients; or (b) encourage its medical professionals to treat patients with a competitive TMS device.

ARTICLE VII

TERM AND TERMINATION.

Section 7.01Term. Unless sooner terminated in accordance with this ARTICLE VII, the term of this Agreement will commence on the Effective Date and expire on December 31, 2028 (the “Initial Term”). Unless either Party notifies the other Party in writing of its decision not to extend the Initial Term at least three hundred sixty five (365) days prior to the expiration of the Initial Term (or in the case of Renewal Term (as defined below), at least one hundred eighty (180) days prior to the expiration of the applicable Renewal Term), this Agreement will automatically renew for successive one (1) year terms on the applicable anniversary of the Effective Date (each such renewal being a “Renewal Term” and together with the Initial Term, the “Term”).

Section 7.02Termination for Cause. If either Party commits a material breach of any obligation under this Agreement and/or the Prior Agreements, the non-breaching Party may terminate this Agreement effective upon delivery of written notice to the breaching Party; provided, however, that if such breach can be remedied, the breaching Party will have thirty (30) days to cure such breach to the non-breaching Party’s reasonable satisfaction and the non-breaching Party, in its reasonable discretion, agrees in writing that such breach is so remediated, the notice of termination will be null and void. Failure to satisfy any deadline for the payment of monies under this Agreement and/or the Prior Agreements will not be deemed curable.

Section 7.03Termination for Insolvency. If either Party (a) becomes insolvent or is dissolved or liquidated; (b) files, or has filed against it and not dismissed within sixty (60) days, a petition for bankruptcy; or (c) makes a general assignment of its assets for the benefit of its creditors, then the other Party may terminate this Agreement by providing ten (10) days’ written notice to the affected Party.

Section 7.04Effect of Termination or Expiration.

(a)If either Party terminates this Agreement pursuant to Section 7.02, all amounts owed to such Party under this Agreement and the Prior Agreements will be immediately due and payable upon delivery of written notice of such termination.

(b)If the Agreement expires or is terminated pursuant to Section 7.03, all amounts owed to a Party hereunder will be due and payable as set forth herein.

(c)In the event Greenbrook delivers notice of non-renewal pursuant to Section 7.01, Greenbrook will no longer be eligible for reimbursement of Qualifying Co-Branded Marketing Expenses pursuant to ARTICLE III from and after the date of such notice of non-renewal.

(d)Upon expiration or termination of this Agreement, Greenbrook will not be permitted to utilize Treatment Sessions purchased under this Agreement, and Treatment Sessions remaining on any and all Systems are automatically forfeited by Greenbrook, and Neuronetics may access all Systems to remove such remaining Treatment Sessions.

(e)Except as otherwise set forth in this ARTICLE VII, termination or expiration will not affect any rights or remedies either Party may have with respect to any Products ordered before termination, any pending dispute, or any rights or remedies either Party may have with respect to any default by the other Party before termination or expiration. Further, termination or expiration of this Agreement does not release either Party from obligations that, either expressly or by their nature, survive such termination or expiration.

ARTICLE VIII

OTHER

Section 8.01Inspections and Audit Rights. In order to verify compliance of Greenbrook with the obligations contained in this Agreement, upon Neuronetics’ prior written request with at least ten (10) business days’ prior notice, Greenbrook will provide to Neuronetics throughout the Term and for six (6) months thereafter with timely access to: (a) the facilities of Greenbrook; (b) each of the Systems in order to verify the number of Treatment Sessions performed by Greenbrook using such Systems and the inventory of Treatment Sessions on each such System; and (c) such other documentation reasonably requested by Neuronetics such as financial records concerning usage or transactions in Treatment Sessions as well as TMS procedures performed by Greenbrook utilizing competitive TMS devices.

Section 8.02No Combination. Unless otherwise agreed in writing by Neuronetics, the terms set forth in this Agreement may not be combined with any other discount or rebate program(s) offered by Neuronetics.

Section 8.03Payment Terms and Trade Credit. Unless otherwise specified herein, amounts owing to Neuronetics under this Agreement are due and payable within [***] after the invoice date therefor. Neuronetics may refuse to accept orders under the terms of this Agreement if Neuronetics, in its sole and absolute discretion, determines that it cannot accept the risk associated with extending trade credit to Greenbrook.

Section 8.04Taxes. Greenbrook will be solely responsible for any and all sales, use, excise or consumption taxes or duties assessed on any Products (“Taxes”). Greenbrook will pay all Taxes that are not collected by Neuronetics at the time of sale.

Section 8.05AKS Compliance.

(a)Intent. It is Parties’ intent that all terms of this Agreement comply with the federal Anti-Kickback Statute and other applicable federal and state law and, further, that any discounts provided under the price offering contained herein satisfy the discount or equipment rental safe harbor of the federal Anti-Kickback Statute (as set forth under 42 C.F.R. 1001.952(h) or 42 C.F.R. 1001.952(c)).

(b)Discount Disclosure. Greenbrook acknowledges that the discount safe harbor of the federal Anti-Kickback Statute requires that certain discounts, including certain rebates and reductions in price, be reported and or passed on to Federal and State health care programs such as Medicare and Medicaid. As a condition of this Agreement, Greenbrook understands and agrees that, to the extent applicable, it will properly disclose discounts and rebates, and reflect such discounts and rebates in costs claimed or charges made, under Federal and State health care programs in accordance with Federal and State laws.

Section 8.06Confidential Terms. During the Term and for three (3) years thereafter, the Parties will keep the terms and conditions this Agreement (terms and conditions being “Confidential Information”) confidential and only disclose Confidential Information, including but not limited to the pricing set forth in this Agreement to its directors, officers, employees, consultants, accountants, attorneys, actual and potential equity investors, and agents and those of its lenders (“Representatives”); provided that in each case, its Representative has a legitimate need to know the Confidential Information and the disclosing Party causes its Representative to abide by the obligations under this Section 8.06. Each Party will be liable to the other Party for any failure of its Representatives to abide by these obligations under this Section 8.06 as if the Party breached this Section 8.06. Notwithstanding the foregoing, either Party may disclose Confidential Information if required by a subpoena, court order or other compulsory process or applicable law (“Compulsory Process”); provided that: (i) the Party promptly notifies the other Party of its receipt or applicability of such Compulsory Process; (ii) the Party reasonably cooperates with the other Party’s efforts to quash, obtain confidential treatment of or otherwise limit the Compulsory Process; and (iii) if notwithstanding the other Party’s efforts, the Party is required to disclose Confidential Information or be subject to a fine or contempt proceeding, the Party will only disclose the Confidential Information that, on advice of its legal counsel, it must disclose to avoid such fine or contempt proceeding. Notwithstanding anything set forth herein to the contrary, the obligations of confidentiality will not prevent either Party from fulfilling its public reporting requirements under the rules of any foreign, state, provincial, federal or similar regulatory authority (including securities exchanges).

Section 8.07Publicity. Following the mutual execution of this Agreement, Neuronetics and Greenbrook will collaborate on and each issue a press release announcing the contractual relationship between the Parties. Both press releases will be in mutually agreeable form. Neither Party shall make any announcement regarding this Agreement, or any of the terms thereof, without the other Party’s prior written consent; provided, however, that either party may disclose the existence of this Agreement and the terms hereof to the extent required by any applicable laws or regulations.

Section 8.08Survival. Section 1.01(a), Section 1.01(d), Section 1.01(e), Section 1.01(f), Section 1.02(b), Section 1.03, Section 1.03, Section 3.04, Section 4.01, ARTICLE V, Section 6.05, Section 7.04, ARTICLE VIII, and the Terms and Conditions will survive the termination or expiration of this Agreement for any reason in accordance with their respective terms.

Section 8.09Governing Law. The laws of the Commonwealth of Pennsylvania govern this Agreement, without regard to conflict of laws principles or any other principles that would result in the application of a different body of law.

Section 8.10Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, or its breach, will be exclusively resolved by arbitration in Chester County, Pennsylvania under the then-current Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with such Rules, provided, however, that notwithstanding the foregoing process, neither party will be precluded, at any time, from seeking injunctive relief or other provisional relief in a court of law. The arbitrator will issue a written decision to the parties, detailing the basis of any arbitration award. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction. The state and federal courts with jurisdiction over Chester County, Pennsylvania have exclusive jurisdiction and venue over any permitted suit for injunction or other provisional relief arising out of this Agreement. Greenbrook hereby irrevocably consents to the jurisdiction of such courts and waives any objection thereto. The substantially prevailing Party in any controversy or claim arising out of or relating to this Agreement and/or the Prior Agreements will be entitled to recover its expenses, costs, fees of professionals (including reasonable attorneys’ fees and legal expenses) incurred, or expended by such Party to enforce this Agreement and/or the Prior Agreements either or in the prosecution or defense of any action, or concerning any matter growing out of or connection with the subject matter of this Agreement and/or the Prior Agreements.

Section 8.11No Third-Party Beneficiaries. There are no intended third-party beneficiaries of this Agreement. Affiliates of Greenbrook are deemed parties to this Agreement as provided in the final Recital of this Agreement.

Section 8.12Assignment. This Agreement will be binding upon the parties hereto and all successors and permitted assigns. Neither Party has the right to assign or transfer any right or obligation under this Agreement without the other Party’s prior written consent; provided, however that no such consent will be required if such assignment is in connection with a change in control of such Party or the sale of all or substantially all of such Party’s assets.

Section 8.13Entire Agreement, Merger, and Amendments. This Agreement, together with the Terms and Conditions, sets forth the complete and exclusive agreement between the parties regarding the subject matter hereof, provided that, except as expressly amended in this Agreement, financing terms as well as payment and other obligations of the Parties under the Prior Agreements for periods prior to the Effective Date will continue to remain and survive. Except as expressly set forth herein, this Agreement, together with the Terms and Conditions, merges and supersedes all prior and contemporaneous agreements, representations and understandings of the parties with respect to the subject matter hereof.

Section 8.14Conflict. No inconsistent or additional terms of any Greenbrook purchase order, acceptance or other document, regardless of when issued, will become part of this Agreement, and Neuronetics hereby expressly rejects any and all such terms. Except as otherwise set forth in this Agreement, Product purchases by Greenbrook will be governed by the Terms and Conditions. Any conflict or inconsistency between this Agreement and the Terms and Conditions will be governed by this Agreement.

Section 8.15No Amendments; No Waivers. No amendment, modification, or waiver of any provision of this Agreement will be effective unless mutually agreed in writing. No failure or delay in exercising any right or remedy will be a waiver thereof.

Section 8.16Severability. The Parties agree that each provision contained in this Agreement will be treated as a separate and independent clause, and unenforceability of any one clause will not impair the enforceability of any other clause. Moreover, if one or more provisions contained in this Agreement will for any reason be held to be overly broad so as to be unenforceable, such provisions will be construed by the appropriate judicial body by limiting and reducing them, so as to be enforceable to the extent to be compatible with the applicable law.

Execution Version

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

TMS NeuroHealth Centers Inc.		Neuronetics, Inc.:

Signature:	/s/ Bill Leonard	Signature:	/s/ Keith J. Sullivan
Name:	Bill Leonard	Name:	Keith J. Sullivan
Title:	President & CEO	Title:	President & CEO
Date:	01/17/2023	Date:	01/17/2023

APPENDIX A

DATA USE ADDENDUM

This Data Use Addendum (“DUA”), is incorporated by reference into the NeuroStar® Advanced Therapy Terms and Conditions of Sale and applies to all Products purchased by Customer from Neuronetics that include a Limited Data Set for one or more purposes outlined in 45 C.F.R. § 164.514(e). This DUA addresses the conditions under which Neuronetics may obtain, use, maintain and disclose a Limited Data Set derived from Customer’s information, in accordance with 45 C.F.R. §164.514.

1.

Definitions. Unless otherwise specified in this DUA or the Terms and Conditions, all capitalized terms used in this DUA shall have the meaning established for purposes of the Health Insurance Portability and Accountability Act (“HIPAA”), codified at Title 45 parts 160 through 164 of the U.S. Code of Federal Regulations, as amended from time to time.

2.

Permitted Uses and Disclosures of Limited Data Set. This DUA allows Neuronetics to use Customer’s information to create a Limited Data Set and use and disclose the Limited Data Set for research, public health, or health care operations, including but not limited to inclusion in regulatory filings (e.g., FDA submissions), data analytics supporting research initiatives or healthcare operations, and internally by Neuronetics to perform product evaluation and improvements. Authorized personnel from the following divisions within Neuronetics may use and disclose information from a Limited Data Set:

a.	Executive team
b.	Legal Department
c.	Research & Development
d.	Product Development
e.	Clinical
f.	Operations
g.	Customer Services/Sales
h.	Marketing

In addition to Neuronetics, it is expressly authorized that Neuronetics may share the Limited Data set or outputs derived from the Limited Data Set with the following types of third-party entities:

•	Regulatory Agencies (e.g., Food and Drug Administration, Department of Defense, the Department of Veterans Affairs)
•	Clinicians and Researchers
•	Neuronetics Customers
•	Contract Research Organizations
3.	Use of Customer Identity. Neuronetics agrees to leave Customer’s name and operational locations confidential unless Customer agrees to such disclosure in writing.
4.	Minimum Necessary. Neuronetics agrees to abide by the minimum necessary policies and procedures of Customer to the extent the same are provided in writing to Neuronetics.
5.	Responsibilities of Neuronetics. Neuronetics agrees to:
a.	Treat the Limited Data Set as both confidential information and PHI, subject to the Terms and Conditions and HIPAA;
b.	Use or disclose the Limited Data Set only as permitted by this DUA, the Terms and Conditions, or as Required by Law;
c.	Use appropriate safeguards as required by HIPAA, including appropriate physical, administrative, and technical safeguards to prevent the use or disclosure of the Limited Data Set other than as permitted by this DUA, the Terms and Conditions, or as Required by Law;

d.	Report to Covered Entity any unauthorized use or disclosure of the Limited Data Set that rises to the level of a Breach, in accordance with the requirements of Section 15. of the Terms and Conditions;
e.	Not use or further disclose the Limited Data Set in a manner that would violate HIPAA, if done by Customer;
f.	Ensure that any agents to whom Neuronetics provides the Limited Data Set agree to at least the same restrictions and conditions that apply to Neuronetics under this DUA;
g.	Not use the Limited Data Set to identify or contact the individuals who are the subjects of any Limited Data Set.
6.

No Transfer of Rights, Title or Interest. Customer hereby retains its entire right, title, and interest, including all intellectual property rights, in and to all of its data. Any disclosure of such data in a Limited Data Set hereunder shall not be construed as an assignment, grant, option, license or other transfer of any such right, title or interest whatsoever to Neuronetics, its affiliates or its representatives.

7.

Removal of Certain Identifiers. For avoidance of doubt, the parties acknowledge and agree that a Limited Data Set shall exclude the following direct identifiers of the individual or of relatives, employers, or household members of the individual:

a.	Names;
b.	Postal address information, other than town or city, State, and zip code;
c.	Telephone numbers;
d.	Fax numbers;
e.	Electronic mail addresses;
f.	Social security numbers;
g.	Medical record numbers;
h.	Health plan beneficiary numbers;
i.	Account numbers;
j.	Certificate/license numbers;
k.	Vehicle identifiers and serial numbers, including license plate numbers;
l.	Device identifiers and serial numbers;
m.	Web Universal Resource Locators (URLs);

n.	Internet Protocol (IP) address numbers;
o.	Biometric identifiers, including finger and voice prints; and
p.	Full face photographic images and any comparable images.